Heineken Holding N.V.

Tweede Weteringplantsoen 5
1017 ZD Amsterdam
The Netherlands
phone +31 (0)20 622 1152
fax +31 (0)20 625 2213

United States Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington DC 20549
USA

date 26 July 2005

Re: File No. 82-5149

Dear Sir/Madam,

Enclosed please find the following publication of Heineken Holding N.V.

- A printed version of the Articles of Association as per 26 April 2005

This publication is filed in relation with the exemption under Rule 12g3-2(b) of Heineken Holding N.V.

Should you have any questions, feel free to call.

Yours sincerely,
HEINEKEN HOLDING N.V.

P.A. Akkerman

Enclosure

Articles of Association

Heineken Holding N.V.

Introductory article Definitions.

In these Articles of Association, the following terms shall have the meanings assigned below:

Share — a "share":
a share in the capital of the company; unless indicated otherwise, the term shall include both ordinary shares and priority shares;

Shareholder — b "shareholder":
a holder of one or more shares (expressly excluding Euroclear Nederland) or a participant in a collective deposit; unless indicated otherwise, the term shall include both holders of ordinary shares and holders of priority shares;

Admitted institution — c "admitted institution":
an admitted institution *(aangesloten instelling)* within the meaning of the Giro Securities Transfer Act *(Wet giraal effectenverkeer)*;

Auditor — d "auditor":
a *registeraccountant* or other auditor within the meaning of Section 393 of Book 2 of the Dutch Civil Code, or an organisation in which such auditors work together;

General meeting — e "general meeting":
the corporate body consisting of shareholders with voting rights and pledgees and usufructuaries in whom voting rights on shares are vested;

General meeting of shareholders — f "general meeting of shareholders":
a meeting of shareholders and other persons entitled to attend;

Participant — g "participant":
a participant in a collective deposit *(verzameldepot)*, within the meaning of the Giro Securities Transfer Act;

Subsidiary — h "subsidiary":
a subsidiary of the company within the meaning of Section 24a of Book 2 of the Dutch Civil Code;

Euroclear Nederland — i "Euroclear Nederland":
the central institute within the meaning of the Giro Securities Transfer Act, being Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V.;

Euronext — j "Euronext":
Euronext Amsterdam N.V.;

Central securities deposit — k "central securities deposit":
a giro deposit within the meaning of the Giro Securities Transfer Act;

Group company — l "group company":
a group company within the meaning of Section 24b of Book 2 of the Dutch Civil Code;

Annual accounts — m "annual accounts":
the balance sheet, profit and loss account and explanatory notes;

Official Price List — n "Official Price List":
the Official Price List of Euronext or another official publication taking its place;

Meeting of priority shareholders — o "meeting of priority shareholders":
a corporate body consisting of holders of priority shares with voting rights and pledgees and usufructuaries in whom voting rights on priority shares are vested;

Board of Directors — p "Board of Directors":
the senior management of the company;

In writing — q "in writing":
by letter, fax, e-mail or by message communicated by any other current means which can be received in written form, provided that the identity of the sender can be adequately established;

Corporate body — r "corporate body":
the Board of Directors, the meeting of priority shareholders or the general meeting;

Global certificate — s "global certificate":
the share certificate embodying all ordinary bearer shares;

Collective deposit — t "collective deposit":
a collective deposit *(verzameldepot)* within the meaning of the Giro Securities Transfer Act.

Article 1 Name. Registered office.

Name and registered office

1 The name of the company is: Heineken Holding N.V.
2 It has its registered office in Amsterdam.

Article 2 Object.

Object

1 The object of the company is:
to participate in other enterprises, in particular Heineken N.V., which has its registered office in Amsterdam, to manage and supervise such enterprises and take their shares into administration, to provide services, to acquire, hold and manage other income-producing assets and in general to engage in any other activity which may be related or conducive to the foregoing, all in the broadest sense.

Holding of Heineken N.V. shares

2 The nominal value of the Heineken N.V. shares held shall at all times be at least equal to the total nominal value of the company's ordinary shares in issue.

Article 3 Duration.

Duration

The company was formed on the twenty-seventh of March, nineteen hundred and fifty-two, for an indefinite period.

Article 4 Capital. Classes of share. Issue of shares. Pre-emptive right. Payment. Own shares. Depositary receipts. Capital reduction.

Authorised capital
Classes of share
Nominal value

1 The authorised capital of the company amounts to one billion, five hundred million and five hundred euros (EUR 1,500,000,500.00), divided into nine hundred and thirty-seven million, five hundred thousand (937,500,000) ordinary shares of one euro and sixty cents (EUR 1.60) and two hundred and fifty (250) priority shares of two euros (EUR 2.00).

Issue of shares
Resolutions to issue shares

2 Without prejudice to the statutory provisions, shares shall be issued pursuant to a resolution of the general meeting. A resolution by the general meeting to issue shares shall be valid only if prior or simultaneous approval is given by resolution of the meeting of holders of shares of the same class as that to which the issue relates.
Such approval by resolution shall not be required if and to the extent that the company is obliged pursuant to Article 10 of the Articles of Association to distribute stock dividend or bonus shares or grant pre-emptive rights to shareholders.

Issue price

The resolution to issue shares shall state the price and other issue terms. Shares may not be issued at less than par, save as provided in Section 80, subsection 2, of Book 2 of the Dutch Civil Code. The nominal value of the shares and, if the shares are issued at above par, the difference between the nominal value and the issue price

Share premium, payment
Payment in foreign currency

(share premium) shall be paid at the time of subscription. In so far as no other form of payment has been agreed, payment on shares shall be made in cash. Payment may only be made in foreign currency with the company's approval.

Pre-emptive right

3 Without prejudice to the statutory provisions, each holder of ordinary shares shall have a pre-emptive right to issues of ordinary shares in proportion to the aggregate amount of shares held, save as provided in Section 96a, subsection 1, of Book 2 of the Dutch Civil Code.

Restriction or exclusion of pre-emptive right

Pre-emptive rights may be restricted or excluded by resolution of the general meeting. Resolutions put to the general meeting to restrict or exclude pre-emptive rights shall include a written explanation of the reasons for the resolution and the choice of the proposed issue price.

Own shares

4 The company may not subscribe for its own shares. Acquisition by the company of own shares or depositary receipts therefor which are not fully paid shall be null and void. Fully paid ordinary shares in its own capital or depositary receipts therefor may only be acquired by the company for no consideration or if:

Conditions for acquisition of own shares

a the shareholders' equity minus the purchase price is not less than the sum of the paid-in and called capital and the reserves prescribed by law and

b the nominal amount of own shares or depositary receipts therefor which the company acquires, holds or keeps in pledge or which are held by a subsidiary does not exceed one-tenth of the issued capital.

With regard to the stipulation under a. above, the shareholders' equity shall be that shown by the most recently adopted balance sheet, less the purchase price of the own shares or depositary receipts therefor and less any distributions of profit or reserves to others which have become payable by the company or its subsidiaries after the balance sheet date. If the annual accounts have not been adopted within six months of the end of a financial year, acquisition pursuant to this article shall not be permitted.

Authorisation to acquire own shares

Acquisition other than for no consideration shall be permitted only if the Board of Directors has been duly authorised by the general meeting. Such authorisation shall be valid for a maximum of eighteen months. The authorisation given by the general meeting shall state how many shares or depositary receipts therefor may be acquired, how they may be acquired and between what limits the price must lie.

Acquisition of own shares for staff share ownership scheme

Such authorisation shall not be required for the company to acquire own shares in order to transfer them to employees of the company or a group company under a scheme applicable to them, provided such shares are included in the price list of a stock exchange.

Prohibited acts relating to third-party acquisition of shares

5 The company may not advance loans, furnish security, give price guarantees or otherwise warrant performance by other parties or assume joint and several liability with or for other parties, in order to enable other parties to subscribe for or acquire shares in its capital or depositary receipts therefor. This prohibition shall also apply to its subsidiaries. This prohibition shall not apply to shares or depositary receipts therefor subscribed for or acquired by or on behalf of employees of the company or a group company.

No profit distribution on own shares

6 a No distribution of profit shall be made to the company on shares which it holds in its own capital. Such shares shall not be taken into account in calculating profit distribution unless a usufruct had already been established on them at the time of acquisition by the company.

No voting rights on own shares

b The company may not exercise voting rights on own shares or depositary receipts therefor which are held by the company or on which the company holds a usufruct or pledge. The holder of a pledge or usufruct on own shares held by the company may not exercise the voting rights thereon if the pledge or usufruct has been established by the company. The provisions of the present subparagraph b. shall apply *(mutatis mutandis)* to own shares or depositary receipts therefor which are held by subsidiaries of the company or on which they hold a usufruct or pledge.

Quorum calculation

c For the purposes of determining whether a given proportion of the capital is represented or whether a majority represents a given proportion of the capital, the capital shall be reduced by the value of shares in respect of which voting rights cannot be exercised.

Disposal of own shares

7 The Board of Directors shall require the approval of the meeting of priority shareholders for the disposal of own shares or depositary receipts therefor.

Cooperation in issue of depositary receipts

8 The company may only cooperate in the issue of depositary receipts for shares pursuant to a resolution of both the general meeting and the meeting of priority shareholders.

Capital reduction

9 With due observance of the relevant statutory provisions, the general meeting may, on a motion of the meeting of priority shareholders, resolve to reduce the company's issued capital.

Legal acts pursuant to Section 94

10 The Board of Directors shall be authorised to perform legal acts within the meaning of Section 94, subsection 1, of Book 2 of the Dutch Civil Code without the prior approval of the general meeting.

Article 5 Shares. Choice of bearer or registered shares. Bearer shares. Global certificate.

Registered shares 1 The priority shares shall be registered. At the subscriber's request, the ordinary shares issued to the subscriber shall be registered. In the absence of such a request, rights

Bearer shares to bearer shares shall be vested in the subscriber in the manner set forth below.

Exchange Bearer shares may be exchanged for registered shares and vice-versa at any time, at the shareholder's written request to the Board of Directors.

Global certificate for bearer shares 2 All ordinary shares in issue shall be embodied in the global certificate.

Euroclear Nederland 3 The global certificate shall be held in custody on behalf of the shareholder(s) by Euroclear Nederland. Without prejudice to the provisions of Article 11, paragraph 4, of these Articles of Association, the administration of the global certificate shall be entrusted irrevocably to Euroclear Nederland, in its capacity as administrator of the central securities deposit of the ordinary bearer shares, and Euroclear Nederland shall be irrevocably authorised to perform any action with respect to the relevant ordinary shares on behalf of the shareholder(s), including acceptance and delivery thereof and cooperation in additions to and deletions from the global certificate. For as long as the global certificate is held in custody by Euroclear Nederland, (a) Euroclear Nederland shall credit to each admitted institution designated by one or more shareholders an ordinary share in the central securities deposit of the ordinary bearer shares corresponding to the rights of the shareholder(s) and (b) each admitted institution designated by one or more shareholders shall credit the shareholder(s) accordingly in the admitted institution's collective deposit of the relevant ordinary bearer shares.

Additions to global certificate 4 Upon the issue of ordinary bearer shares, (a) Euroclear Nederland shall, at the company's request, have the new ordinary bearer shares added to the global certificate, thereby increasing the number of ordinary bearer shares represented by the global certificate by the number of ordinary bearer shares thus added, (b) Euroclear Nederland shall credit to each admitted institution designated by one or more shareholders a share in the central securities deposit of the ordinary bearer shares corresponding to the rights of the shareholder(s) and (c) each admitted institution designated by one or more shareholders shall credit the shareholder(s) accordingly in the admitted institution's collective deposit of the relevant ordinary bearer shares.

Registration of bearer shares 5 If a shareholder wishes to convert one or more ordinary bearer shares to registered shares, (a) Euroclear Nederland shall transfer the relevant ordinary registered shares to the shareholder and shall serve notice of the transfer on the company or have the transfer acknowledged by the company, (b) the company shall enter the shareholder in the register of shareholders as the holder of the relevant ordinary registered shares, (c) Euroclear Nederland shall have the relevant ordinary shares deleted from the global certificate, thereby decreasing the number of ordinary bearer shares represented by the global certificate by the number of shares thus deleted, (d) Euroclear Nederland shall debit to the admitted institution designated by the shareholder an ordinary share in the central securities deposit of the ordinary bearer shares corresponding to the shares deleted from the global certificate and (e) the admitted institution shall debit the shareholder accordingly in the admitted institution's collective deposit of the ordinary bearer shares.

Exchange of registered shares for bearer shares 6 If a shareholder wishes to convert one or more ordinary registered shares to bearer shares, (a) the shareholder shall transfer the relevant ordinary registered shares to Euroclear Nederland and shall serve notice of the transfer on the company or have the transfer acknowledged by the company, (b) the company shall delete the shareholder from the register of shareholders as the holder of the relevant registered shares, (c) Euroclear Nederland shall have the relevant ordinary shares added to the global certificate, thereby increasing the number of ordinary bearer shares represented by the global certificate by the number of shares thus added, (d) Euroclear Nederland shall credit to the admitted institution designated by the shareholder a share in the

central securities deposit of the ordinary bearer shares corresponding to the shares added to the global certificate and (e) the admitted institution shall credit the shareholder accordingly in the admitted institution's collective deposit of the ordinary bearer shares.

Delivery of bearer shares

7 A request by a participant for delivery of ordinary bearer shares shall be equivalent to a request for registration of the relevant shares. The provisions of paragraph 5 shall be applicable *(mutatis mutandis)*. The request may not relate to more than the number of ordinary bearer shares to which the participant is entitled.

Signature of global certificate

8 The global certificate shall be signed by two members of the Board of Directors or by one or more persons authorised to do so by the Board of Directors.

Article 6 Registered shares. Register of shareholders. Transfer of shares.

Registered shares no share certificates

1 No share certificates shall be issued for registered shares.

Register of shareholders

2 The Board of Directors shall keep a register in which shall be entered the registered shares and the names and addresses of their holders, in accordance with the statutory provisions in that regard. The register shall also show the names and addresses of holders of a usufruct or pledge on those shares, stating which of the rights attaching to the shares are vested in them. Each holder of a registered share and each holder of a usufruct or pledge on a registered share shall be required to notify the company of his address in writing. The register shall be regularly updated. If the registered shares are included in a collective deposit or central securities deposit, the name and address of the admitted institution or of Euroclear Nederland, respectively, may be entered in the register of shareholders, stating the date on which the shares were included in the collective deposit or central securities deposit, respectively, and the date of acknowledgement or service of notice of the transfer.

Non-negotiable extracts from register

3 On request, a shareholder or holder of a usufruct or pledge on a registered share shall be provided free of charge with an extract from the register relating to his right to a share, stating the rights attaching to that share within the meaning of paragraph 2 of this article. Such extracts shall be non-negotiable.

Entries in register of shareholders

4 Each transfer of registered shares, each conversion of registered shares into bearer shares and each conversion of bearer shares into registered shares shall be entered in the register. All entries and annotations in the register shall be signed by two members of the Board of Directors or by one or more persons authorised to do so by the Board of Directors. The Board of Directors shall lay the register open for inspection at the company's offices by shareholders and by holders of a usufruct or pledge in whom rights within the meaning of subsection 4 of Sections 88 and 89 of Book 2 of the Dutch Civil Code are vested. The previous sentence shall not apply to that part of the register which is kept outside the Netherlands in compliance with the legislation of the country concerned or with stock exchange regulations.

Transfer of registered shares

5 a The transfer of a registered share or a restricted right thereto shall require a deed intended for that purpose and, except where the company itself is a party to the transaction, written acknowledgement of the transfer by the company. The acknowledgement shall be given in the deed or by a dated statement of acknowledgement on the deed or on a copy thereof or extract therefrom signed as a true copy by a civil-law notary or by the transferor. The service of such deed, copy or extract on the company shall be deemed equivalent to acknowledgement.

Establishment of pledge

b A pledge may also be established without acknowledgement by or service of a deed on the company, in which case Section 239 of Book 3 of the Dutch Civil Code shall be applicable *(mutatis mutandis)* and acknowledgement by or service of a deed on the company shall be substituted for notification of the pledge by the pledgee within the meaning of subsection 3 of that provision.

6 The provisions of paragraph 5.a of this article shall be applicable *(mutatis mutandis)* to:

Partition of registered shares
a the partition of registered shares included in a community of property;

Establishment and transfer of usufruct and pledge
b the establishment or transfer of a usufruct on registered shares and the establishment of a pledge on registered shares.

Article 7 Board of Directors. Appointment, suspension and dismissal. Remuneration.

Number of members
1 The company shall be managed by a Board of Directors consisting of three or more members. One of the members of the Board of Directors may be appointed by the

Delegate member
general meeting as delegate member, who shall be charged in particular with the day-to-day management and the implementation of the Board of Directors' resolutions.

Appointment
2 The members of the Board of Directors shall be appointed by the general meeting from a non-binding list of candidates for each vacancy, to be drawn up by the meeting of priority shareholders. The meeting of priority shareholders shall also be entitled to draw up a non-binding list of candidates for appointment as a member of the Board of Directors when there is no vacancy.

List of candidates included in notice of meeting
3 The list of candidates shall be included in the notice convening the general meeting of shareholders at which the appointment is to be considered. If no list of candidates is presented to the general meeting of shareholders at which an appointment is to be made, the meeting shall be free in its choice of appointee. Lists of candidates which are drawn up in time by the meeting of priority shareholders shall be non-binding.

Remuneration policy
4 The company shall have a policy on the remuneration of the Board of Directors which shall be adopted by the general meeting on a resolution moved by the meeting of priority shareholders. The remuneration policy shall address as a minimum the matters covered by Section 383, subsections c. to e., of Book 2 of the Dutch Civil Code, insofar as they relate to the Board of Directors.

Determination of remuneration
5 The remuneration of the members of the Board of Directors shall be determined by the meeting of priority shareholders with due observance of the remuneration policy adopted by the general meeting and the relevant statutory provisions.

Suspension and dismissal
6 Members of the Board of Directors may be suspended or dismissed by the general meeting at any time by a resolution adopted by an absolute majority of the votes cast which represents at least one-third of the issued capital.

Second meeting
7 If the required quorum is not present or represented, another meeting shall be convened at which the resolution may be adopted by an absolute majority of the votes cast, irrespective of the proportion of the capital represented.

Period of suspension
8 A suspension may be extended on one or more occasions, but shall not last longer than three months in total.

Indemnification
9 The company shall indemnify each member and former member of the Board of Directors against:

(i) reasonable and duly substantiated expenses incurred in conducting a defence (including legal fees), at law and otherwise, against third-party claims for compensation for loss or payment of fines, penalties and the like; and

(ii) the financial consequences of decisions of the courts and rulings of public authorities and amounts which he or she has actually and reasonably paid in settlement to third parties,

in respect of acts or omissions in the performance of the duties of a member of the Board of Directors or any other duty he or she may perform at the company's request. A member shall not be indemnified if and to the extent that a Dutch court, by way of final and conclusive decision, determines such act or omission to be seriously culpable, nor if the loss is covered by insurance and the insurer has paid for the loss, nor if the loss is uninsured due to fault on the part of the member of the Board of Directors concerned. The company may take out liability insurance on behalf of the individuals concerned. By agreement, the Board of Directors may make further provisions in addition to the foregoing.

Article 8 Board of Directors. Duties. Decision-making.

Function of Board of Directors

1 Within the limits defined by these Articles of Association, the Board of Directors shall be charged with the management of the company.

Chairman and secretary

2 The Board of Directors shall appoint a chairman from among its members and a secretary from among its members or from outside.

Decision-making

3 Resolutions of the Board of Directors shall require an absolute majority of the votes of the incumbent members.

Qualified majority

4 The consent of at least three-fifths of the members of the Board of Directors (which three-fifths shall in any event include the delegate member if such has been appointed) shall be required for resolutions relating to:

a acquiring, disposing of or encumbering securities, other investments or real estate;
b borrowing money other than from the company's bankers and entering into credit agreements;
c issuing shares, granting rights to subscribe for shares and restricting or excluding pre-emptive rights;
d entering into contracts of suretyship;
e performing legal acts within the meaning of Section 94, subsection 1, of Book 2 of the Dutch Civil Code.

If a delegate member has not been appointed, the above resolutions shall require the approval of the meeting of priority shareholders.

Approval by meeting of priority shareholders

5 The Board of Directors shall require the approval of the meeting of priority shareholders for resolutions relating to the exercise of voting rights on shares in public limited companies and other legal entities and the way in which such votes are to be cast.

If the meeting of priority shareholders does not approve the Board of Directors' resolution within fourteen days of the resolution being considered by the meeting, the Board of Directors shall convene a general meeting of shareholders, to be held within six weeks of the date on which the resolution was considered by the meeting of priority shareholders, to decide on approval of the way in which the votes are to be cast. Since this provision shall have only internal application, the absence of cooperation or approval of any kind shall not be invoked by or against the company.

Approval by general meeting

6 Without prejudice to the provisions of the previous paragraph and the other restrictions imposed on the authority of the Board of Directors by the law and these Articles of Association, the approval of both the meeting of priority shareholders and the general meeting shall be required for resolutions of the Board of Directors relating to any material change in the nature or identity of the company or the enterprise, in any event including resolutions relating to:

a transfer of all or virtually all of the company's enterprise to a third party;
b entry into or termination of lasting cooperation between the company or a subsidiary and another legal entity or partnership or as general partner in a limited partnership or general partnership where such cooperation or termination thereof has material significance for the company;
c acquisition or disposal by the company or a subsidiary of an interest in the capital of another company amounting to one-third or more of the company's assets as disclosed in its consolidated balance sheet and notes thereto according to its most recently adopted annual accounts.

Article 9 Board of Directors. Representation. Conflicts of interest. Absence or inability to act.

Representative authority

1 The Board of Directors shall be authorised to represent the company. Representative authority shall also be exercised by two members of the Board of Directors acting together or the delegate member of the Board of Directors acting alone.

Attorneys

2 The Board of Directors may appoint attorneys or other officers with general or limited representative authority and may revoke or vary the terms of such appointment at

any time. Authority to represent the company shall in all cases be exercised within the limits imposed thereon. The titles conferred upon such attorneys or officers shall be determined by the Board of Directors.

Conflicts of interest

3 In the event of a conflict of interest between the company and a member of the Board of Directors, the company shall be represented by the member of the Board of Directors designated by the meeting of priority shareholders for that purpose.

Absence or inability to act

4 In the event of the absence or inability to act of one or more members of the Board of Directors, the remaining member(s) of the Board of Directors shall be charged temporarily with the entire management of the company. In the event of the absence or inability to act of all the members of the Board of Directors, the person designated for that purpose by the meeting of priority shareholders shall be charged temporarily with the management.

Article 10 Financial year and annual accounts. Appropriation of profit.

Financial year
Preparation of annual accounts

1 The company's financial year shall be concurrent with the calendar year. The company's books shall be closed on the thirty-first of December of each year. From these books, the annual accounts shall then be prepared by the Board of Directors.

Signature of annual accounts

2 The annual accounts prepared by the Board of Directors shall be signed by all the members of the Board of Directors and presented for adoption, together with the annual report of the Board of Directors, to the annual general meeting of shareholders, to be held not later than June. If the signature of one or more of them is missing, this shall be stated and the reason shall be given.

Ratification of actions of members Board of Directors

3 The agenda of the general meeting of shareholders at which adoption of the annual accounts is considered shall include a separate resolution to ratify the actions of the members of the Board of Directors in respect of their management, to the extent reflected in the annual accounts.

Profit distribution from free reserves

4 Profit distributions may only be made if the shareholders' equity of the company exceeds the sum of the paid-up and called capital and the reserves prescribed by law.

Distribution after adoption of annual accounts

5 Provided the requirement of the previous paragraph is met, profit shall be distributed within one month of adoption of the annual accounts.

Same dividend as Heineken N.V.
Stock dividend
4% dividend on priority shares
Remaining dividend at disposal of general meeting

6 Out of the profit as shown by the profit and loss account adopted by the general meeting, the ordinary shareholders shall first be paid the same dividend per share as paid by Heineken N.V. for the year concerned, having due regard to the provisions of paragraph 4. If and to the extent that the dividend paid by Heineken N.V. is in the form of a stock dividend, the dividend paid to the ordinary shareholders shall also be in the form of a stock dividend. From what remains after the distribution to the ordinary shareholders, the priority shareholders shall be paid a dividend of four per cent (4%) and the remainder shall be appropriated to the reserves. On a motion of the meeting of priority shareholders, the general meeting shall be authorised to make distributions from the reserves.

Bonus shares

7 If bonus shares are issued by Heineken N.V., the company shall distribute bonus shares to its ordinary shareholders in the same ratio. In so far as the shares issued by Heineken N.V. are charged to a share premium reserve, the company shall also charge bonus shares to its share premium reserve as far as possible.

Pre-emptive rights

8 If Heineken N.V. issues new shares to which its shareholders have pre-emptive rights, the company shall also issue new shares on similar terms to which its shareholders shall have pre-emptive rights.

Interim dividend

9 The Board of Directors may resolve, with due observance of the statutory provisions, to pay an interim dividend on account of the expected dividend for the financial year concerned.

Article 11 General meetings of shareholders.

Annual general meeting

1 The annual general meeting of shareholders shall be held each year within six months of the end of the financial year, unless the time limit has been extended as permitted by law. The agenda shall include:

a consideration of the annual report;
b consideration and adoption of the annual accounts;
c ratification of the actions of the members of the Board of Directors in respect of their management;
d announcement of the appropriation of profit and dividend;
e any substantial change in the company's corporate governance structure;
f (re)appointment of the external auditor or, where applicable, of another expert designated to fulfil that function as required by law;
g any other resolution proposed by one or more shareholders pursuant to paragraph 8 of this article or by the Board of Directors, with due observance of the other relevant provisions of the law and the Articles of Association.

Venue of meeting

2 The general meetings shall be held in Amsterdam.

Notice of meeting

3 The Board of Directors shall give at least fourteen (14) days' notice of general meetings of shareholders – not counting the day of the announcement and the day of the meeting – by placing announcements in at least two national daily newspapers and in the Official Price List. The notice shall state the business to be transacted or shall state that the agenda of the meeting is available for inspection by the shareholders at the offices of the company.

Entitlement to attend

4 Each shareholder shall be entitled to attend, either in person or represented by a proxy appointed in writing, address and vote at general meetings of shareholders. With respect to the rights attaching to bearer shares to attend and vote at meetings, the company shall, subject *(mutatis mutandis)* to the provisions of Sections 88 and 89 of Book 2 of the Dutch Civil Code, also recognise as a shareholder a person named in the written statement of an admitted institution to the effect that the number of bearer shares mentioned in the statement is part of its collective deposit and that the person named in the statement is a participant in its collective deposit in respect of the said number of bearer shares and will remain so until after the meeting, provided the statement is deposited by the time and at the place stated in the notice of meeting, in exchange for which a receipt shall be issued which shall serve as the admission ticket to the meeting.

Deposition of statement by admitted institution

5 The notice convening the general meeting of shareholders shall state the latest date by which the admitted institution's statement must be deposited, which shall not be earlier than the seventh day before the day of the general meeting of shareholders.

Registration date

The Board of Directors shall be authorised for an indeterminate period to fix a registration date within the meaning of Section 119 of Book 2 of the Dutch Civil Code. If a registration date is fixed by the Board of Directors, the admitted institution's statement need only confirm that the number of bearer shares mentioned in the statement was part of its collective deposit on the given registration date and that the person named in the statement was a participant in its collective deposit in respect of the said number of shares on the given registration date.

Proxies

6 Shareholders who wish to be represented at a general meeting of shareholders by a proxy appointed in writing shall deposit the instrument appointing the proxy at the company's offices before the meeting and the shareholders or their proxies shall sign the attendance register before the meeting commences, stating the number of shares and number of votes they represent.

Extraordinary general meeting of shareholders

7 An extraordinary general meeting of shareholders shall be held whenever convened by the Board of Directors; the Board of Directors shall also be obliged to convene an extraordinary general meeting of shareholders, to be held within four weeks of receipt of a request to that effect by shareholders who together represent at least one-quarter

of the issued share capital. The meeting shall consider the matters specified by those requesting the meeting.

Right of shareholders to place items on agenda

8 An item that one or more holders of shares which (i) alone or together represent at least one per cent (1%) of the issued capital or (ii) have a value of at least fifty million euros (EUR 50,000,000) according to the Official Price List have requested in writing to be placed on the agenda shall be included in the notice of meeting or announced in a similar manner, provided the Board of Directors receives the request not later than the sixtieth day before the date of the general meeting of shareholders and provided there are no compelling reasons to exclude it in the company's interest.

Provision of information

9 The Board of Directors shall provide the general meeting with all the information it may require, unless there are compelling reasons to withhold it in the company's interest. If the Board of Directors withholds information on the grounds of the company's interest, it shall give its reasons for doing so.

Shareholders' circular

10 The Board of Directors shall inform the general meeting by means of a shareholders' circular or an explanatory note included in the agenda of all facts and circumstances which are relevant to the resolutions on the agenda relating to approval, delegation or authorisation.

Article 12 General meetings of shareholders. Chairmanship. Decision-making. Minutes.

Chairmanship of general meetings

1 All general meetings of shareholders shall be presided over by the chairman of the Board of Directors or, in his absence, by one of the members of the Board of Directors present at the meeting, to be appointed by the latter in consultation.
If none of the members of the Board of Directors is present, the meeting shall appoint its own chairman.

Method of voting

2 The chairman shall determine the method of voting.

Adoption of resolutions

3 Adoption of resolutions at all general meetings of shareholders shall require an absolute majority of the votes cast, except where a larger majority is required by law or these Articles of Association.

One share, one vote

4 Each share shall confer entitlement to cast one vote.

Validity of votes cast by those with interests other than that of shareholder

5 Votes cast in respect of shares held by those who, other than in the capacity of shareholder in the company, will acquire a right against the company or be released from an obligation to the company shall also be valid.

Blank votes

6 Blank votes shall be deemed not to have been cast.

Chairman's decision is final

7 The chairman's decision as to the outcome of voting by the general meeting of shareholders as pronounced at the meeting shall be final. The same shall apply to the substance of a resolution on a motion which has not been recorded in writing. If the decision is challenged immediately after its pronouncement, a new vote shall be held if demanded by the majority or, where the original vote was not by roll-call or written ballot, by one of those present with voting rights. The legal consequences of the original vote shall be extinguished by the new vote.

Minutes

8 Minutes shall be kept of the proceedings of general meetings of shareholders by a secretary appointed by the general meeting and shall be confirmed and signed by the chairman of the meeting and by the minutes secretary.

Notarial record

9 If a notarial record is made of the proceedings of a general meeting of shareholders, co-signature by the chairman alone or by a shareholder designated by the chairman shall suffice.

10 Shareholders shall be provided on request with copies of the minutes of the general meeting of shareholders not later than three months after the end of the meeting and shall be given three months in which to comment on the minutes. The minutes shall be adopted in the manner prescribed in paragraphs 8 and 9.

Other meetings

11 The foregoing shall also apply as far as possible to meetings of priority shareholders.

12 Valid resolutions may be adopted at meetings of holders of a particular class of share which have not been convened according to the statutory provisions or the Articles

of Association, provided they are carried unanimously by holders of all the shares of the relevant class in issue.

Article 13 Amendment of the Articles of Association and winding up.

Resolutions to amend Articles of Association or wind up the company

1 A resolution to amend the Articles of Association or wind up the company may be adopted by the general meeting only on a motion of the meeting of priority shareholders and only if at least half of the issued capital is represented.

Announcement of resolution to amend Articles of Association

2 If a resolution to amend the Articles of Association is to be put to the general meeting, that fact shall be stated in the notice of meeting and a copy of the resolution, containing the literal text of the proposed amendment, shall be deposited at the company's offices for inspection by shareholders until the end of the general meeting of shareholders.

Second meeting

3 If the required capital is not represented at the meeting, a second general meeting of shareholders shall be held within four weeks of that general meeting of shareholders, at which a resolution within the meaning of the first paragraph of this article may be adopted irrespective of the capital represented. Notice of the latter general meeting of shareholders may not be given until after the date on which the former general meeting of shareholders was held.

Article 14 Liquidation.

1 In the event of the company being wound up pursuant to a resolution of the general meeting, it shall be liquidated by the Board of Directors unless the general meeting resolves, on a motion of the Board of Directors, to assign responsibility for the liquidation to a special committee.

Remuneration

2 In its resolution to wind up the company, the general meeting shall also determine the remuneration of the liquidators, which may be an amount equal to a percentage of the liquidation surplus as determined by the general meeting.

Liquidation surplus

3 Out of the liquidation surplus shall first be distributed, if possible, an amount equal to the average price obtained for the Heineken N.V. shares sold by the company in the course of the liquidation. The liquidators shall be authorised to make the liquidation payment to ordinary shareholders in the form of Heineken N.V. shares, in the ratio of one Heineken Holding N.V. ordinary share for one Heineken N.V. share of the same nominal value. The priority shareholders shall then be paid the nominal value of their shares. The remainder shall be distributed to the ordinary shareholders in proportion to their holdings of ordinary shares. The remainder may also be distributed in kind, if and to the extent that the shareholders concerned so choose.

4 The liquidation shall be performed in all other respects in accordance with the statutory provisions.

Article 15 Notice of meetings and announcements.

Notice of meetings and announcements

1 Without prejudice to the provisions of Section 96a, subsection 5, of Book 2 of the Dutch Civil Code, all notices convening general meetings of shareholders, all announcements relating to dividends and other distributions and all other notices to shareholders and depositary receipt holders shall be published in at least two national daily newspapers in the Netherlands and in the Official Price List.

Concluding provision

The A shares and B shares in issue on the date of the present amendment to the Articles of Association shall be converted into ordinary shares as from that date.